Filed Pursuant to Rule 433
Registration No. 333-180488

BANK OF AMERICA CORPORATION

MEDIUM-TERM NOTES, SERIES L

$1,250,000,000 REOPENING OF 3.300% SENIOR NOTES, DUE JANUARY 2023

FINAL TERM SHEET

Dated March 19, 2013

Issuer:	Bank of America Corporation
Ratings of this Series:	Baa2 (Moody’s)/A- (S&P)/A (Fitch)
Title of the Series:	3.300% Senior Notes, due January 2023
Aggregate Principal Amount Initially Issued on January 11, 2013:	$3,000,000,000
Aggregate Principal Amount to Be Issued in Reopening:	$1,250,000,000
Total Aggregate Principal Amount, After Giving Effect to the Reopening:	$4,250,000,000
Issue Price:	99.383% (not including accrued interest)
Accrued Interest:	$8,135,416.67
Net Proceeds to Issuer:	$1,250,422,916.67 (including accrued interest)
Trade Date of Reopening:	March 19, 2013
Settlement Date of Reopening:	March 22, 2013 (T+3)
Maturity Date:	January 11, 2023
Ranking:	Senior
Minimum Denominations:	$2,000 and multiples of $1,000 in excess of $2,000
Day Count Fraction:	30/360
Interest Rate:	3.300% per annum
Interest Payment Dates:	January 11 and July 11 of each year, beginning July 11, 2013, subject to following business day convention (unadjusted).
Interest Periods:	Semi-annual
Treasury Benchmark:	10 year U.S. Treasury, due February 15, 2023
Treasury Yield:	1.904%
Treasury Benchmark Price:	100-27+
Spread to Treasury Benchmark:	+147bps
Reoffer Yield:	3.374%
Optional Redemption:	None
Listing:	None
Lead Manager and Sole Book-Runner:	Merrill Lynch, Pierce, Fenner & Smith Incorporated
Senior Co-Managers:	Barclays Capital Inc.; BB&T Capital Markets, a division of BB&T Securities, LLC; BMO Capital Markets Corp.; Capital One Southcoast, Inc.; CIBC World Markets Corp.; Deutsche Bank Securities Inc.; Lloyds Securities Inc.; Mizuho Securities USA Inc.; Natixis Securities Americas LLC; RBS Securities Inc.; Santander Investment Securities Inc.; Scotia Capital (USA) Inc.; Standard Chartered Bank; Swedbank AB (publ); VTB Capital plc
Junior Co-Managers:	Lebenthal & Co., LLC; Loop Capital Markets LLC; Mischler Financial Group, Inc.
CUSIP:	06051GEU9

ISIN:	US06051GEU94

Bank of America Corporation (the “Issuer”) has filed a registration statement (including a pricing supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the lead manager will arrange to send you the pricing supplement, the prospectus supplement, and the prospectus if you request them by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll free at 1-800-294-1322. You may also request copies by e-mail from fixedincomeir@bankofamerica.com or dg.prospectus_requests@baml.com.

2